

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

James MacPherson,
Chief Financial Officer
Integrated Wellness Acquisition Corp
148 N Main Street
Florida, NY 10921

   Re: Integrated Wellness Acquisition Corp
    Draft Registration Statement on Form S-1
    Submitted September 3, 2021
    CIK No. 0001877557

Dear Mr. MacPherson,:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Todd Schiffman at 202-551-3491 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance